BRF S.A.

PUBLIC COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general, in addition to the Material Facts dated 02.25.2018 and 02.26.2018, that, on 03.03.2018, it received from the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and Fundação Petrobras de Seguridade Social – Petros copy of the correspondence proposing the slate with the following candidates to comprise the Company’s Board of Directors (“BoD”): (i) Augusto Marques da Cruz Filho (Chairman of the BoD); (ii) Francisco Petros Oliveira Lima Papathanasiadis (Vice-Chairman of the BoD); (iii) Walter Malieni Jr.; (iv) Guilherme Afonso Ferreira; (v) José Luiz Osório; (vi) Roberto Antônio Mendes; (vii) Dan Ioschpe; (viii) Roberto Funari; (ix) Vasco Augusto Pinto da Fonseca Dias Júnior; and (x) Luiz Fernando Furlan.

The request to convene a General Shareholders’ Meeting to decide on the election of the BoD will be appraised in the next Company’s Extraordinary BoD’s Meeting.

BRF will keep its shareholders and the market promptly informed about any additional information regarding the present Announcement to the Market.

São Paulo, March 04, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer